Value Line Funds Investment Trust

7 Times Square

New York, NY 10036

212-907-1850

November 3, 2015

Ms. Valerie Lithotomos

Securities and Exchange Commission

Washington, D.C. 20549

Re: Value Line Funds Investment Trust

File Nos. 333-195856; 811-22965

CIK: 0001607673

Series ID: S000046130

Series Name: Worthington Value Line Equity Advantage Fund

Accession Number: 0001571049-15008736

Rule 477: Edgar Submission AW

Dear Ms. Lithotomos:

On behalf of the above-named Registrant, and in accordance with Rule 477 under the Securities Act of 1933, as amended, request is hereby made to withdraw Post-Effective Amendment No. 4, filed on November 3, 2015. This filing was made inadvertently and will be refiled on or shortly after November 20, 2015.

Should you have any questions regarding this filing, please do not hesitate to contact the undersigned at (212) 907-1850.

Sincerely yours,

/s/ Peter D. Lowenstein
Peter D. Lowenstein
Legal Counsel